SOLARFUN ANNOUNCES COMPLETION OF CAPACITY EXPANSION PLAN AND FURTHER EXPANSION PLANS

SHANGHAI, October 12, 2010 -- Solarfun Power Holdings Co., Ltd. (“Solarfun” or “the Company”) (Nasdaq:SOLF), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic ("PV") cells and modules in China, today announced that it has already reached its 2010 year-end target of 360 MW in ingot manufacturing capacity, 400 MW in wire saw capacity, 500 MW of cell capacity and 900 MW in module capacity.  This represents increases of 100 MW in cell capacity and 200 MW in module capacity compared to the end of the second quarter of 2010. As announced in the Company’s press release dated July 19, 2010, the cell capacity is scheduled to increase to 550MW by early in the first quarter of 2011 through debottlenecking and the enhancement of manufacturing processes.

In addition, the Company announces that it plans to further increase capacity in the upstream segments of its manufacturing operations in 2011.  The Company plans to increase:
•	Cell capacity from 550 MW to 820 MW;
•	Wire saw capacity from 400 MW to 572 MW; and
•	Ingot capacity from 360 MW to 510 MW.

The Company expects to ramp production of the new cell, wire saw and ingot lines in the second quarter of 2011 and complete the expansion by the third quarter of 2011. The total capital expenditures required for this expansion, including the construction of new buildings and related infrastructure, are approximately $130 million.  These capital expenditures will be fully financed by the recent equity injection from the Hanwha Group, the Company’s cash on hand, as well as net cash flow from operations.

Peter Xie, CEO and President of Solarfun, commented, “We are optimistic about our prospects in 2011 and plan to ramp up our manufacturing capacity to meet expected customer demand.  Our goal is to make Solarfun more fully vertically integrated as we seek to lower our manufacturing costs and become the leading low cost producer in the market.  As our current projections indicate, the expected capital expenditures will be spent on expanding ingot, wafer and cell capacities, which we believe will help improve our cost structure over time.  In addition, as part of the capital expenditures for 2011, we plan to construct additional buildings, facilities and infrastructure, especially for our ingot and wire saw operations, which will lay a flexible foundation for further upstream expansion as market conditions permit.   We also plan to continue to reduce processing costs through enhanced manufacturing efficiencies and other R&D breakthroughs, and we believe we are well positioned in a number of fast growing solar markets outside of Germany.”

About Solarfun
Solarfun Power Holdings Ltd. (NASDAQ: SOLF) is a leading manufacturer of solar PV cells and modules in China, focusing on delivering high quality and reliable products at competitive prices. Solarfun produces its monocrystalline and polycrystalline products at its internationally certified, vertically-integrated manufacturing facilities. Solarfun partners with third-party distributors, OEM manufacturers, and system integrators to sell its modules into large-scale utility, commercial and governmental, and residential/small commercial markets. Solarfun maintains a strong global presence with local staff throughout Europe, North America, and Asia. Solarfun embraces environmental responsibility and sustainability by taking an active role in the photovoltaic cycle voluntary recycling program. For more information, visit: www.solarfun-power.com.  SOLF-G

SAFE HARBOR STATEMENT
This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Solarfun disclaims any obligation to update or correct any forward-looking statements.
For further information, please contact:

    Solarfun Power Holdings Co., Ltd.

           Investor Contact:
              Paul Combs
              V.P. Strategic Planning
              Building 1, 18th Floor
     1199 Minsheng Road, Shanghai, PRC 200135
              P. R. China
              Tel:  86-21-3852 1533 / Mobile:  86 138 1612 2768
              E-mail: paul.combs@solarfun-power.com

           Media Contact:
           Fancy Li
           Senior Marketing Manager, Global
           E-mail: fancy.li@solarfun-power.com

    Christensen

              Kathy Li
              Tel:  +1 480 614 3036
              E-mail:  kli@ChristensenIR.com

              Tip Fleming
              Tel:  +852 9212 0684
              E-mail:  tfleming@ChristensenIR.com